EXHIBIT 17.1

Dear Directors of Predictive Technology Group, Inc.,

With immediate effect, I tender my resignation from the Predictive Technology Group, Inc. Board of Directors. As you know, I’ve been consistent in expressing my concerns about the ultimate viability of Diagnostics, and this has in part led to my decision to resign. I am pleased that I was able to assist in upgrading the Company’s auditors. Additionally, I have truly enjoyed working with each of you over the past year. I wish the company success as it navigates its future direction.

Warmest regards,

/s/ Jay Moyes